UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2013.

Commission File No.: 000-52699

VERIS GOLD CORP.

(Translation of the registrant’s name into English)

900 — 688 West Hastings Street

Vancouver, British Columbia

Canada V6B 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

The documents listed in the Exhibit Index below is hereby incorporated by reference as an exhibit to the Registration Statement of Veris Gold Corp. on Form F-10 (No. 333-184496), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: August 7, 2013	/s/ Shaun Heinrichs

	Name:	Shaun Heinrichs
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Consent of Todd W. Johnson, P.E.
99.2	Consent of Mark A. Odell, P.E.
99.3	Consent of Karl T. Swanson, SMW, MAusIMM
99.4	Consent of Michele White, CPG
99.5	Consent of John R.W. Fox, P.Eng.